SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 16)1

Alaska Communications Systems Group, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
01167P101
(CUSIP Number)
Karen Singer, 212 Vaccaro Drive, Cresskill, NJ 07626 (Telephone: 201-750-0415)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 22, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	01167P101	13D/A16	Page 2 of 7

1		NAME OF REPORTING PERSON
Karen Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3		SEC USE ONLY
4		_______________ SOURCE OF FUNDS
OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,075,359
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,075,359
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,075,359
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.86%
14		TYPE OF REPORTING PERSON
IN

CUSIP No.	01167P101	13D/A16	Page 3 of 7

1		NAME OF REPORTING PERSON
TAR Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3		SEC USE ONLY
4		_______________ SOURCE OF FUNDS
OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,075,359 [2]
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,075,359 [3]
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,075,359
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.86%
14		TYPE OF REPORTING PERSON
OO

2 As the managing member of TAR Holdings, LLC, Ms. Singer has sole voting power of all securities held by TAR Holdings, LLC.

3 As the managing member of TAR Holdings LLC, Ms. Singer has sole dispositive power of all securities held by TAR Holdings, LLC.

CUSIP No.	01167P101	13D/A16	Page 4 of 7

SCHEDULE 13D/A16

This constitutes Amendment No. 16 (the “Amendment No. 16”) to the statement on Schedule 13D filed on behalf of Karen Singer, dated and filed December 15, 2017 (as amended, the “Statement”), relating to 2,075,359 shares (the “Shares”) of common stock, $0.01 par value per share (the “Common Stock”), of Alaska Communications Systems Group, Inc. (the “Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 4. Purpose of the Transaction

Item 4 of the Statement is hereby amended by adding at the end thereof the following:

The purpose of this Amendment is to report that, since the filing of the Statement, dated January 8, 2021, a material change occurred in the percentage of Common Stock beneficially owned by the Reporting Person. This Amendment No. 16 is the final amendment to the Statement and constitutes an exit filing as the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the referenced class of securities.

Except as described above in this Item 4 and herein and as contemplated by this Amendment No. 16, the Reporting Person does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to change plans and take any and all actions that the Reporting Person may deem appropriate to maximize the value of her investments, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by her, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Person in light of her general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. The Reporting Person may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

The aggregate percentage of shares of Common Stock reported owned is based upon 53,822,535 shares of Common Stock outstanding as of November 3, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2020.

A.	TAR Holdings

(a)	As of the date hereof, TAR Holdings beneficially owns 2,075,359 shares of Common Stock, which shares are held directly by TAR Holdings.

Percentage: Approximately 3.86%

(b)	1. Sole power to vote or direct vote: 2,075,359
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,075,359
4. Shared power to dispose or direct the disposition: 0

CUSIP No.	01167P101	13D/A16	Page 5 of 7

(c)	The following table details the open market sales through a broker/dealer effected by TAR Holdings, LLC, in the past 60 days that have not been previously reported:

Date of Transaction	Amount of Shares Sold	Price per Share ($)
1/11/2021	3,888	3.3300
1/11/2021	5,115	3.3164
1/12/2021	228,498	3.3102
1/14/2021	5,802	3.3100
1/19/2021	162,028	3.2901
1/20/2021	14,798	3.2900
1/21/2021	5,218	3.3000
1/21/2021	103,686	3.2917
1/22/2021	114,060	3.2901
1/25/2021	617,799	3.2901
1/25/2021	177,742	3.2904

(d)       No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)       Not applicable.

B. Ms. Singer

(a)	As of the date hereof, Ms. Singer, as the managing member of TAR Holdings, beneficially owns 2,075,359 shares of Common Stock held by TAR Holdings.

Percentage: Approximately 3.86%

(b)	1. Sole power to vote or direct vote: 2,075,359
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,075,359
4. Shared power to dispose or direct the disposition: 0

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(c)	The following table details the transactions effected by Ms. Singer in the past 60 days that have not been previously reported: None.

As of the date hereof, the Reporting Person beneficially owns an aggregate of 2,075,359 shares of Common Stock, constituting approximately 3.86% of the Shares outstanding.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)	Not applicable.

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After reasonable inquiry and to the best of her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2021

KAREN SINGER

/s/ Karen Singer

TAR HOLDINGS, LLC

By: /s/ Karen Singer
Name: Karen Singer
Title: Managing Member